Exhibit 99.2
MENTIONING
COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI

CP NO. 01/2009
CA NO.

PRESENT:	JUSTICE D.R. DESHMUKH
CHAIRMAN
ATTENDANCE-CUM-ORDER SHEET OF THE HEARING OF PRINCIPAL BENCH OF THE COMPANY LAW BOARD ON 06.07.2010. AT 02.30 P.M.
NAME OF THE COMPANY: M/S. SATYAM COMPUTER SERVICES LTD.
SECTION OF THE COMPANIES ACT:

S. NO.	NAME	DESIGNATION	REPRESENTATION	SIGNATURE
1.	SANJAY SHOREY	DD1	UOI
2.	VINOD SHARMA	DD1	UOI
3.	JASLEEN K OBEROI	ADVOCATE	RESPONDENT No. 1
4.	G. JAYARAMAN	COMPANY SECRETARY	MAHINDRA SATYAM
ORDER
     Learned counsel for the parties pray for clarification of last line of para B of the order 30.6.2010.
     Typographical error has occurred which is accordingly corrected. In the para B of the order dated 30.6.2010 in place of “September 2010” it shall read “the expiry of the period under the applicable laws”.

Stamp for	Certified True Copy Stamp	/s/ Justice D.R. Deshmukh
Company Law Board	V.N. Sharma	(Justice D.R. Deshmukh)
Principal Bench New Delhi	Bench Officer Company Law Board Govt. of India New Delhi	Chairman